BMO Exchange Traded Funds, Inc.

August 29, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:BMO Exchange Traded Funds – Withdrawal of Form N-8A (Reg. No. 811-23313)

Ladies and Gentlemen:

The undersigned registrant, BMO Exchange Traded Funds, hereby requests that the Commission withdraw the Form N-8A that was filed on November 30, 2017.

It is our understanding that this application for withdrawal of the Form N-8A will be deemed granted as of the date that it is filed with the Commission unless BMO Exchange Traded Funds receives notice from the Commission that this application will not be granted.

If you have any questions or comments about the foregoing, please call Carol A. Gehl at (414) 287-9255.

Very truly yours,

/s/ Timothy Bonin

Timothy Bonin

Chief Financial Officer

cc:Carol A. Gehl